Exhibit 3.13

Exhibit Bipartisanship

Series Designation of

Series Bipartisanship, a series of Commonwealth Thoroughbreds LLC

In accordance with the Amended and Restated Limited Liability Company Agreement of Commonwealth Thoroughbreds LLC (the “Company”) dated as of September 27, 2019 (the “LLC Agreement”) and amended as of October 1, 2022 and upon the execution of this Exhibit Bipartisanship by the Company and Commonwealth Markets, Inc. in its capacity as Managing Member of the Company and Initial Member of Series Bipartisanship, a series of Commonwealth Thoroughbreds LLC (“Series Bipartisanship”), this exhibit shall be attached to, and deemed incorporated in its entirety into, the LLC Agreement as “Exhibit Bipartisanship”.

References to Sections and Articles set forth herein are references to Sections and Articles of the LLC Agreement, as in effect as of the effective date of establishment set forth below.

Name of Series	Series Bipartisanship, a series of Commonwealth Thoroughbreds LLC

Effective date of establishment	January 18, 2023

Managing Member

Commonwealth Markets, Inc., is hereby appointed as the Managing Member of Series Bipartisanship and shall continue to act as the Managing Member of Series Bipartisanship until dissolution of Series Bipartisanship pursuant to Section 12.1(b) or its removal and replacement pursuant to Section 4.3 or ARTICLE XI.

Initial Member	Commonwealth Markets, Inc.

Series Asset

The Series Asset[s] of Series Bipartisanship shall comprise 20% interest in a five-year old Mare by Bated Breath out of Dream Wild by Oasis Dream (GB), which will be acquired by Series Bipartisanship upon the initial closing of the Series Offering, together with any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Bipartisanship from time to time, as determined by the Managing Member in its sole discretion.

Sourcing Fee

A fee of up to 15% of the purchase price of the Series Asset will be paid to the Manager from the offering proceeds at closing as compensation for identifying, investigating, evaluating, and managing the acquisition of a Thoroughbred asset.

Management Fee	As compensation for the services provided by the Manager managing the Series’ Thoroughbred Asset and conducting Unitholder relations, the Manager will be entitled to receive the following fees:
● A training management fee equal to 10% of the amount of training expenses, payable from the offering proceeds at the time training expenses are incurred. The maximum amount of the management training fee is 10% of the amount reserved for payment of training expenses and working capital contingencies.
● During a Series Thoroughbred’s racing career, the Manager will be paid a fee equal to 10% of net winnings after fees customarily withheld from purses by the horsemen’s bookkeeper prior to distribution of net purses earned, which will become due and payable to the Manager when released by the track at which the race took place, and the purse was earned. The percentage will increase to 20% once the aggregate amount of distributions to Series Unit holders from racing and asset sale activities equals the amount of offering proceeds received by the Series.
● After the Series Thoroughbred retires from racing, the Manager will be paid a quarterly fee equal to a percentage of any Series Revenue generated by the Series, payable at the time there is a distribution of Series Revenue to Unit Holders of the Series, as described in Distribution Rights below. The percentage will be 10% until the aggregate amount of distributions to Series Unit holders from racing, breeding, and asset sale activities equals the amount of offering proceeds received by the Series, at which time the percentage will increase to 20%.

“Series Revenue” means the cash received by the Series from racing, breeding, and asset sale activities

Purpose	As stated in Section 2.4

Units to be Issued	Subject to Section 6.3(a), the maximum number of Series Bipartisanship Units the Company can issue is 2,463.

Number of Series Bipartisanship Units held by the Managing Member and its Affiliates

The Managing Member and its affiliates are not required to own a minimum number or percentage of the outstanding Units of Series Bipartisanship. Nor are the managing Member and its affiliates subject to maximum number or Percentage of the outstanding Units of Series Bipartisanship that they may own.

Broker	Dalmore Group, LLC

Brokerage Fee	1% of the offering proceeds.

Preference Designation	No Preference Designation shall be required in connection with the issuance of Series Bipartisanship Units.

Voting

Subject to Section 3.5, the Series Bipartisanship Units shall entitle the Record Holders thereof to one vote per Unit on any and all matters submitted to the consent or approval of Members generally. No separate vote or consent of the Record Holders of Series Bipartisanship Units shall be required for the approval of any matter, except as required by the Delaware Act or as provided elsewhere in the LLC Agreement (including this Series Designation).

The affirmative vote of the holders of not less than a majority of the Series Bipartisanship Units then Outstanding shall be required for:

● any amendment to the LLC Agreement (including this Series Designation) that would adversely change the rights of the Series Bipartisanship Units;
● mergers, consolidations or conversions of Series Bipartisanship or the Company; and
● all such other matters as the Managing Member, in its sole discretion, determines shall require the approval of the holders of the Outstanding Series Bipartisanship Units voting as a separate class.
Notwithstanding the foregoing, the separate approval of the holders of Series Bipartisanship Units shall not be required for any of the other matters specified under Section 13.1.

Splits	There shall be no subdivision of the Series Bipartisanship Units other than in accordance with Section 3.7.

Organizational Fee

3% of the proceeds received from the offering of the Series Bipartisanship Units payable to reimburse the Manager for legal, accounting and compliance expenses incurred by the Manager to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series Bipartisanship Units and all subsequent offerings.

Other rights

Holders of Series Bipartisanship Units shall have No conversion, exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and No preferential rights to distributions of Series Bipartisanship Units.

Officers

There shall initially be No specific officers associated with Series Bipartisanship, although, the Managing Member may appoint Officers of Series Bipartisanship from time to time, in its sole discretion.

Aggregate Ownership Limit

No Holder other than the Managing Member and its affiliates may acquire Units in the Series that would represent a 3% or more interest in the Thoroughbred Assets and would require the investor to be individually licensed as a racehorse owner.

Minimum Units	One (1) Unit per Member

Fiscal Year	As stated in Section 9.2

Information Reporting	As stated in Section 9.1(c)

Termination	As stated in Section 12.1(b)

Liquidation	As stated in Section 12.3

Amendments to this Exhibit Bipartisanship	As stated in Article XIII

Executed as of January 18, 2022.

COMMONWEALTH THOROUGHBREDS LLC

By:	Commonwealth Markets, Inc., as managing member

By:	/s/ Brian Doxtator

Title: Chief Executive and Chief Financial Officer